Exhibit 99.14

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VOX CONFIRMS PRICING OF C$15 MILLION OVERNIGHT MARKETED PUBLIC OFFERING AND PROVIDES 2021 DEAL FLOW UPDATE

GEORGE TOWN, CAYMAN ISLANDS – March 19, 2021 – Vox Royalty Corp. (TSXV: VOX) (“Vox” or the “Company”), a high growth precious metals focused royalty company, confirms today the pricing of its previously announced overnight marketed public offering (the “Offering”) of units of the Company (the “Units”) at a price of C$3.00 per Unit. The Company expects to enter into an underwriting agreement with BMO Capital Markets and Cantor Fitzgerald Canada Corporation (the “Underwriters”), pursuant to which the Underwriters will agree to purchase 5,000,000 Units from the Company for total gross proceeds of C$15 million.

Each Unit will be comprised of one ordinary share of the Company (a “Share”) and one half of one ordinary share purchase warrant of the Company (each full ordinary share purchase warrant, a “Warrant”). Each Warrant will be exercisable to acquire one Share of the Company (a “Warrant Share”) for a period of 36 months following the closing date of the Offering at an exercise price of C$4.50 per Warrant Share, subject to adjustment in certain events.

In consideration for its services to be provided in connection with the Offering, the Underwriters will receive, on the closing of the Offering, a cash commission equal to 6.0% of the gross proceeds of the Offering. The Offering is expected to close on or about March 25, 2021 and will be subject to market and other customary conditions, including approval of the TSX Venture Exchange.

In addition, the Company will grant the Underwriters a 30-day option to purchase up to an additional 15% of the Units offered in the proposed Offering on the same terms and conditions (the “Over-Allotment Option”). The Over-Allotment Option may be exercised in whole or in part to purchase Shares, Warrants, or Units as determined by the Underwriters.

The net proceeds of the Offering will be used to support continued growth of the Company’s portfolio of assets and for general corporate purposes.

The Units will be offered in each of the provinces of Canada, excluding Quebec, pursuant to a prospectus supplement to the Company’s short form base shelf prospectus dated October 2, 2020 (the “Base Shelf Prospectus”). The Units will not be offered or sold in the United States or to U.S. persons except pursuant to Rule 144A or in such other manner as to not require registration under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

The Company intends to file a prospectus supplement to its Base Shelf Prospectus on or about March 22, 2021. The prospectus supplement and the Base Shelf Prospectus contain important detailed information about the Company and the proposed Offering. Prospective investors should read the Base Shelf Prospectus and the other documents the Company has filed before making an investment decision. Copies of the documents, following filing thereof, and the Base Shelf Prospectus will be available on SEDAR at www.sedar.com.

Vox continues to be one of the fastest growing royalty and streaming acquisition companies in the industry, having announced 19 separate royalty transactions since January 2019. Vox’s management is pleased to provide a brief update around potential royalty acquisitions that are currently the subject of advanced negotiations that have the potential to be announced in the first half of 2021.

•	Part of the net proceeds of the Offering will be used by the Company to fund the acquisition of royalties that are the subject of 10 conditional, exclusive letters of intent (“LOIs”) between Vox and royalty vendors;

•	These 10 potential transactions provide Vox the opportunity to acquire between 20 and 30 additional royalties and expand its global portfolio to 72 royalties and streaming assets (subject to various conditions and the completion of various transactions, and assuming a midpoint of 25 royalties are acquired);

•	All of these 10 potential transactions have been organically initiated through Vox’s proprietary intellectual property and deal sourcing networks – none of the potential transactions were the subject of brokered sale processes;

•	The royalties underlying the LOIs span various stable mining jurisdictions, including Australia, Canada, the United States and Chile; and

•	The LOIs cover a range of precious metal and base metal mining assets located across stable geopolitical jurisdictions.

Assuming completion of the transactions under LOI and a midpoint of 25 royalties acquired, the Company’s portfolio will consist of seven producing assets (an increase of 75% compared to its four producing or construction-stage assets in 2020). In addition, six of the royalty assets subject to LOIs are currently in development stage and the remaining 16 royalty assets are in exploration stage (based on an assumed acquisition of 25 royalties). Assuming 25 of the royalties under LOI are purchased, the Company projects that the underlying royalties are expected to generate between C$3 million and C$7 million of incremental revenue in 2023.

Chief Executive Officer, Kyle Floyd, stated: “These ten exclusive LOIs are the tip of the iceberg in terms of our advanced deal-flow pipeline. The Vox management team and in-country deal sourcing agents are actively progressing a significant number of additional value accretive deals that we hope to announce to the market in the coming months. Vox led the royalty industry with 19 separate royalty acquisition transactions since January 2019 and these LOIs pave the way for an equally transformational year of acquisitions in 2021. We also expect our average royalty deal size to increase from approximately C$500,000 historically to a range of C$2 – C$4 million in 2021.”

These transactions under LOI are all subject to completion of confirmatory due diligence, execution of definitive binding purchase agreements and satisfaction of customary conditions.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities to be offered have not been, and will not be registered under the U.S. Securities Act or under any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 40 royalties and streams spanning nine jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 15 separate transactions to acquire over 40 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd

Chief Executive Officer

info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, information relating to potential acquisitions, the stage and status of the royalties subject to the LOIs, the ability of Vox to continue to complete acquisitions and the ability of the Vox management team to continue to focus on acquisitions. Such statements and information reflect the current view of Vox. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Vox’s actual results, performance or achievements or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks:

•	there is no assurance that the royalty acquisitions will be completed;

•	there is no assurance that Vox will be able to continue to successfully negotiate the purchase of royalties; and

•	new laws or regulations could adversely affect the Company’s business and results of operations; and

•	the stock markets have experienced volatility that often has been unrelated to the performance of companies. These fluctuations may adversely affect the price of the Company’s securities, regardless of its operating performance.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Not for distribution to United States newswire services or for dissemination in the United States. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.